Vanguard Specialized Funds Proxy Voting Results

Results of Proxy Voting

At a special meeting of shareholders on November 15, 2017, fund shareholders approved the following proposals:

Proposal 1 - Elect Trustees for the fund.*

The individuals listed in the table below were elected as trustees for the fund. All trustees with the exception of Ms. Mulligan, Ms. Raskin, and Mr. Buckley (each of whom already serve as directors of The Vanguard Group, Inc.) served as trustees to the funds prior to the shareholder meeting.

Trustee	For	Withheld	Percentage For
Mortimer J. Buckley	2,503,465,695	87,490,567	96.6%
Emerson U. Fullwood	2,500,061,682	90,894,579	96.5%
Amy Gutmann	2,498,574,662	92,381,600	96.4%
JoAnn Heffernan Heisen	2,502,785,690	88,170,572	96.6%
F. Joseph Loughrey	2,501,562,489	89,393,773	96.6%
Mark Loughridge	2,503,584,454	87,371,807	96.6%
Scott C. Malpass	2,499,755,273	91,200,989	96.5%
F. William McNabb III	2,498,986,712	91,969,550	96.5%
Deanna Mulligan	2,503,553,783	87,402,478	96.6%
André F. Perold	2,453,401,594	137,554,668	94.7%
Sarah Bloom Raskin	2,500,665,258	90,291,004	96.5%
Peter F. Volanakis	2,501,344,074	89,612,188	96.5%

*Results are for all funds within the same trust.

Proposal 2 – Approve a manager of managers arrangement with third-party investment advisors.

This arrangement enables the fund to enter into and materially amend investment advisory arrangements with third-party investment advisors, subject to the approval of the fund's board of trustees and certain conditions imposed by the Securities and Exchange Commission, while avoiding the costs and delays associated with obtaining future shareholder approval.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Dividend Appreciation Index Fund	249,738,450	10,000,523	12,016,623	56,641,372	76.0%

	For	Abstain	Against	Broker Non-Votes	Percentage For
REIT Index Fund	559,889,574	21,146,116	16,912,120	138,870,970	76.0%

Proposal 3 – Approve a manager of managers arrangement with wholly owned subsidiaries of Vanguard.

This arrangement enables Vanguard or the fund to enter into and materially amend investment advisory arrangements with wholly-owned subsidiaries of Vanguard, subject to the approval of the fund's board of trustees and any conditions imposed by the Securities and Exchange Commission (SEC), while avoiding the costs and delays associated with obtaining future shareholder approval. The ability of the fund to operate in this manner is contingent upon the SEC's approval of a pending application for an order of exemption.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Dividend Appreciation Index Fund	252,113,265	9,625,082	10,017,249	56,641,372	76.8%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Dividend Growth Fund	659,927,231	32,274,745	48,511,070	133,305,474	75.5%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Energy Fund	70,690,643	4,196,468	6,005,214	17,710,393	71.7%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Health Care Fund	297,664,953	16,357,040	21,242,269	33,863,276	80.6%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Precious Metals and Mining Fund	134,843,574	9,843,366	10,095,140	29,209,656	73.3%

	For	Abstain	Against	Broker Non-Votes	Percentage For
REIT Index Fund	562,115,638	20,716,853	15,115,320	138,870,970	76.3%

Proposal 4 – Change the investment objective of the REIT Index Fund.
The revised investment objective will broaden the fund's investable universe to include real estate-related investments, such as certain specialized REITs and real estate management and development companies. The fund will continue to invest in publicly traded equity REITs.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
REIT Index Fund	535,225,893	36,724,554	25,921,900	138,946,434	72.6%

Proposal 5 – Reclassify the diversification status of REIT Index Fund to nondiversifed.
Reclassifying the fund's diversification status to "nondiversified," as defined by the Investment Company Act of 1940 ("1940 Act"), aligns the fund's diversification status with that of Vanguard's other sector equity index funds and enables the fund to track its benchmark more closely.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
REIT Index Fund	531,277,052	35,754,603	30,840,692	138,946,434	72.1%

Fund shareholders did not approve the following proposal:

Proposal 7 – Institute transparent procedures to avoid holding investments in companies that, in management's judgement, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Such procedures may include time-limited engagement with problem companies if management believes that their behavior can be changed.

The trustees recommended a vote against the proposal for the following reasons: 1) Vanguard is fully complaint with all applicable U.S. laws and regulations that prohibit the investment in any company owned or controlled by the government of Sudan, 2) The addition of further investment constraints is not in fund shareholders' best interests if those constraints are unrelated to a fund's stated investment objective, policies, and strategies, and 3) Divestment is an ineffective means to implement social change as it often puts the shares into the hands of another owner with no direct impact to the company's capitalization.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Dividend Appreciation Index Fund	48,608,482	14,763,261	208,383,853	56,641,372	14.8%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Energy Fund	19,148,572	5,098,638	56,645,116	17,710,393	19.4%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Health Care Fund	86,886,122	26,082,934	222,295,206	33,863,276	23.5%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Precious Metals and Mining Fund	40,843,642	10,413,097	103,525,340	29,209,656	22.2%
	For	Abstain	Against	Broker Non-Votes	Percentage For
REIT Index Fund	108,580,304	40,616,166	448,675,877	138,946,434	14.7%